# PROMISSORY NOTE

| Principal | Loan Date | Maturity | Loan No | Call / Coll | Account | Officer | Initials |
|---|---|---|---|---|---|---|---|
| $12,000,000.00 | 04-03-2008 | 08-20-2008 | 50044569 | 520 | | 301 | |

References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "****" has been omitted due to text length limitations.

| Borrower: | Green Plains Renewable Energy, Inc.<br>105 N 31st Ave, Suite 103<br>Omaha, NE 68131 | Lender: | AMERICANA COMMUNITY BANK<br>CHANHASSEN OFFICE<br>600 MARKET STREET, SUITE 100<br>CHANHASSEN, MN 55317<br>(952) 937-9596 |
|---|---|---|---|

**Principal Amount: $12,000,000.00**   **Interest Rate: 10.000%**   **Date of Note: April 3, 2008**

PROMISE TO PAY. Green Plains Renewable Energy, Inc. ("Borrower") promises to pay to AMERICANA COMMUNITY BANK ("Lender"), or order, in lawful money of the United States of America, the principal amount of Twelve Million & 00/100 Dollars ($12,000,000.00) or so much as may be outstanding, together with interest at the rate of 10.000% per annum on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance. The interest rate may change under the terms and conditions of the "INTEREST AFTER DEFAULT" section.

PAYMENT. Borrower will pay this loan in full immediately upon Lender's demand. If no demand is made, Borrower will pay this loan in accordance with the following payment schedule:

Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning May 1, 2008, with all subsequent interest payments to be due on the same day of each month after that. Borrower will pay principal payments of $4,000,000.00 each on 6/20/2008, 7/20/2008 with the remaining balance plus accrued interest due at maturity on 8/20/2008.

Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; and then to any late charges. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

PREPAYMENT. Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: AMERICANA COMMUNITY BANK, CHANHASSEN, 600 MARKET STREET, SUITE 100 CHANHASSEN, MN 55317.

LATE CHARGE. If a payment is 11 days or more late, Borrower will be charged 5.000% of the regularly scheduled payment or $25.00, whichever is greater.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, the interest rate on this Note shall be increased by 4.000 percentage points. However, in no event will the interest rate exceed the maximum interest rate limitations under applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note.

Change In Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance under this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's reasonable attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including reasonable attorneys' fees, expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

GOVERNING LAW. This Note will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Minnesota without regard to its conflicts of law provisions.. This Note has been accepted by Lender in the State of Minnesota.

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of CARVER County, State of Minnesota.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

COLLATERAL. Borrower acknowledges this Note is secured by collateral as described in Commercial Pledge Agreement in the amount of $16,000,000.00 dated April 3, 2008; and Business Loan Agreement in the amount of $16,000,000.00 dated April 3, 2008.

LINE OF CREDIT. This Note evidences a straight line of credit. Once the total amount of principal has been advanced, Borrower is not entitled to further loan advances. Advances under this Note may be requested either orally or in writing by Borrower or as provided in this paragraph. Lender may, but need not, require that all oral requests be confirmed in writing. All communications, instructions, or directions by telephone or otherwise to Lender are to be directed to Lender's office shown above. The following person or persons are authorized, except as provided in

this paragraph, to request advances and authorize payments under the line of credit until Lender receives from Borrower, at Lender's address shown above, written notice of revocation of such authority: Wayne Hoovestol, Chief Executive Officer of Green Plains Renewable Energy, Inc. All advances are at the sole discretion of Americana Community Bank and its Officers. Borrower agrees to be liable for all sums either: (A) advanced in accordance with the instructions of an authorized person or (B) credited to any of Borrower's accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including daily computer print-outs.

ADDITIONAL TERMS & CONDITIONS. Borrower will comply with the following:

1. Collateral margins will be continuously maintained at a level that provides for a minimum Loan-to-value, with appropriate discounts, at 90%. Upon notification of a shortage, Green Plains Renewable Energy, Inc. (henceforth referred to as GPRE), shall within 48 (hour ~~or day~~ time interval) either make a payment that reduces the outstanding loan balance to restore the minimum Loan-to-value ratio, or deliver additional acceptable Negotiable Warehouse Receipts on enough grain to maintain the appropriate coverage level. The value of the collateral shall be determined by using the Chicago Board of Trade (CBOT) price for the closest month minus $0.35 (basis) per bushel to determine the value of one bushel of the collateral. The outstanding loan balance cannot ever exceed 90% of the value of the collateral as thus determined.
2. Issuing Elevator will provide a Specimen of the Negotiable Warehouse Receipt made payable to GPRE and endorsed to the order of the Lender;
3. Provide evidence of:
   - Financial strength of the Issuing Elevator that is acceptable to Lender
   - Adequate Insurance on Grain Inventory
   - Adequate Bonding
   - Licensing in effect with State and USDA, as appropriate;
4. Bank reserves the right to regularly and repeatedly retain an independent inspector to view the quantity and quality of grain evidenced by the negotiable warehouse receipts.

Lender shall appropriately endorse and return by overnight courier to the Issuing Elevator upon adequate receipt of $4 per bushel, plus any unpaid interest or fees, at the discretion of the Bank.

PUT OPTION. Borrower agrees to provide the following:
Lender shall be named as co-owner of Put Option Account Number 144-10460; acquired at the expense of the Borrower. Borrower will grant to Lender a Security Interest in the Put Option account and authorizes Lender to file Financing Statements relating thereto. Borrower and the Broker shall execute a "Control Agreement" and other documents as Lender may require in forms satisfactory to Lender in order to perfect Lender's Security interest in the Put Option account and to define the rights and obligations of the Lender, Borrower and Broker respecting the account and its proceeds.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: AMERICANA COMMUNITY BANK 300 MAIN STREET WEST SLEEPY EYE, MN 56085.

GENERAL PROVISIONS. This Note is payable on demand. The inclusion of specific default provisions or rights of Lender shall not preclude Lender's right to declare payment of this Note on its demand. If any part of this Note cannot be enforced, this fact will not affect the rest of the Note. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. In addition, Lender shall have all the rights and remedies provided in the related documents or available at law, in equity, or otherwise. Except as may be prohibited by applicable law, all of Lender's rights and remedies shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Borrower shall not affect Lender's right to declare a default and to exercise its rights and remedies. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

SECTION DISCLOSURE. To the extent not preempted by federal law, this loan is made under Minnesota Statutes, Section 334.01.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:

GREEN PLAINS RENEWABLE ENERGY, INC.

By: ______________________________
Wayne Hoovestol, Chief Executive Officer of Green Plains Renewable Energy, Inc.